Filed by eCOST.com, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: eCOST.com, Inc.

Commission File Number: 000-50887

URGENT NOTICE

To the Stockholders of

eCOST.com, Inc.

January 9, 2006

Dear Stockholder,

As previously communicated to you, eCOST.com will hold a special meeting of stockholders on January 23, 2006 applicable to its proposed merger transaction with PFSweb.

At the Special Meeting, you are being asked to vote on the proposals listed below:

•	To approve and adopt the Agreement and Plan of Merger. If the merger agreement is approved and the transactions contemplated by the merger agreement are completed, then each outstanding share of eCOST common stock would be converted into one share of PFSweb common stock.

•	To grant discretionary authority to adjourn the meeting, if necessary, to solicit additional proxies with respect to the adoption of the merger agreement.

Your vote is important. You have previously received in the mail a joint proxy statement/prospectus and proxy card applicable to this meeting. Whether or not you expect to attend the meeting, you are requested to complete, sign and date either the previously mailed proxy card or the enclosed proxy voting instruction form as promptly as possible so that your shares may be represented at the meeting. If you have already completed and submitted your proxy card vote, thank you.

Your shares can NOT be voted at the meeting without your instructions.

Your prompt response is appreciated. For your convenience you can vote your shares by internet or by phoning a toll-free number. Instructions are included with the enclosed proxy voting form.

We hope to hear from you. If you need assistance in casting your vote, please call Mellon Investor Services (eCOST’s proxy solicitation agent) at: 1-917-320-6285.

Sincerely,

Adam Shaffer
Chief Executive Officer